UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EVEREST RE GROUP, LTD.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G3223R108
(CUSIP Number)

Sanjoy Mukherjee Senior Vice President, General Counsel and Secretary Everest Re Group, Ltd. Seon Place 141 Front Street, 4th Floor Hamilton HM 19, Bermuda 441-295-0006
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 22, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of

CUSIP No. G3223R108

1.	Names of Reporting Persons EVEREST PREFERRED INTERNATIONAL HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group		(a)	[ ]
(See Instructions)			(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required			[ ]
Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO, OO

Introductory Statement

This Amendment No. 1 (this "Amendment") amends the Schedule 13D initially filed on January 4, 2016 (the "Original; Filing"), relating to the common shares, par value $0.01, of Everest Re Group, Ltd. ("Group" or the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

Everest Preferred International Holdings, Ltd., an indirect wholly-owned subsidiary of Group, has reported the exchange of 9,719,971 Common Shares of Group for preferred shares in Everest International Reinsurance, Ltd., a wholly-owned subsidiary of Group, on December 22, 2015. After the exchange, Everest Preferred International Holdings, Ltd. no longer holds any shares or has any ownership interest in Group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2016

EVEREST PREFERRED INTERNATIONAL HOLDINGS LTD.

By:	/S/ WAYNE SCHONLAND
Wayne Schonland
Vice President, Tax